SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                 SCHEDULE 13D/A, AMENDMENT NO. 5
            Under the Securities Exchange Act of 1934

                 EXTENDED FAMILY CARE CORPORATION
                (Formerly COSMETIC SCIENCES, INC.)
                         (Name of Issuer)

                          COMMON STOCK
                 (Title of Class of Securities)

                           221241 10 1
                         (CUSIP Number)

    MR. JOSEPH HELLER, V.P., ARBOR HOME HEALTHCARE HOLDING LLC,
333 EARLE OVINGTON BLVD., UNIONDALE, N.Y.  11553; (516) 832-7412
             (Name, Address and Telephone Number of
    Person Authorized to Receive Notices and Communications)

                            SEPTEMBER 9, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Response to Question 1:                 Arbor Home Healthcare Holding LLC/
                                        Ivan Kaufman
Response to Question 2:                 (b)
Response to Question 3:                 SEC USE ONLY
Response to Question 4:                 OO
Response to Question 5:                 N/A
Response to Question 6:                 New York
Response to Question 7:                 0
Response to Question 8:                 0
Response to Question 9:                 0
Response to Question 10:                0
Response to Question 11:                0
Response to Question 12:                N/A
Response to Question 13:                0%
Response to Question 14:                PN/IN

The Filing Persons, Ivan Kaufman ("Kaufman") and Arbor Home Healthcare Holding LLC ("Arbor"), hereby amend for the fifth time their Schedule 13D filing in respect of Extended Family Care Corporation (formerly Cosmetic Sciences, Inc.) ("the Company"), originally filed with the Commission on November 13, 1995, amended for the first time on June 20, 1996, amended for the second time on August 30, 1996, amended for the third time on October 31, 1996 and amended for the fourth time on January 13, 1997.
This latest amendment is filed to disclose that the Filing Persons are no longer shareholders of the Company due to the consummation of a merger (the "Merger") between the Company and a wholly-owned subsidiary of Star Multi Care Services, Inc. ("Star"), as more particularly described below.


Item 5.           Interest in Securities of the Issuer

On September 9, 1997 ("Effective Time"), the Company merged with and into EFCC Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Star, pursuant to which: (i) all outstanding shares of the Company were transferred to Merger Sub and canceled, (ii) the separate existence of the Company ceased; and (iii) Merger Sub as the Surviving Corporation continued in existence. At the Effective Time of the Merger, each shareholder of the Company became entitled to receive, for each share of the Company owned by such shareholder, approximately 19.3 cents, consisting of approximately 12.9 cents worth of Star Common Stock and 6.4 ents of cash. The total consideration payable pursuant to the Merger was $7,250,000, of which $4,850,000 was paid in Star Common Stock and $2,400,000 in cash.

As a result of the Merger, the Filing Persons no longer own any of the Company's securities. The Filing Persons are, simultaneously herewith, filing a new
Schedule 13D to reflect their ownership of more than 5% of the outstanding Common Stock of Star.

Item 7.            Material to be Filed as Exhibits.

Exhibit No.        Description of Exhibit

        1 Agreement and Plan of Merger, dated as of January 3, 1997 among Star, Merger Sub and the Company, as amended on April 6, 1997, (included as Exhibits 2(a) and 2(b) to the Registration Statement filed by Star Multi Care Services, Inc. on Form S-4 dated July 29, 1997, Registration Number 333-32171, and incorporated herein by reference thereto).

       2           Joint Filing Statement (attached hereto).


Signature.

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned both certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 1997


                    ARBOR HOME HEALTHCARE HOLDING LLC


                    By:  /s/ Ivan Kaufman
                         Ivan Kaufman, Member

                    /s/ Ivan Kaufman
                    IVAN KAUFMAN

                             ADDENDUM

                     STATEMENT REGARDING JOINT FILING


     The undersigned, Arbor Home Healthcare Holding LLC and Ivan Kaufman, hereby agree that, pursuant to Rule 13(d-1)(f)(1), Amendment No. 5 to Schedule 13D/A to which this agreement is annexed as an exhibit may be filed jointly on our behalf.

                  ARBOR HOME HEALTHCARE HOLDING LLC

                  By: /s/Ivan Kaufman
                      Ivan Kaufman, Member

                  /s/ Ivan Kaufman
                  IVAN KAUFMAN